SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                                 WHISTLER, INC.
                                (Name of Issuer)

                        Common Stock -- par value $0.001
                         (Title of Class of Securities)

                                    000000000
                                 (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 6, 2002
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b)for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

-------------------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


------------------------                      --------------------------
CUSIP No.   0000000000                          Page 2  of 7    Pages
------------------------                      --------------------------
------------------------------------------------------------------------
1   NAME OF REPORTING PERSON:           Tarmac Management Ltd.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                (b) [ ]
------------------------------------------------------------------------
3   SEC USE ONLY

------------------------------------------------------------------------
4   SOURCE OF FUNDS                     Debt Settlement
------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    British Columbia, Canada
------------------------------------------------------------------------
                            7   SOLE VOTING POWER
                                855,335 Shares of Common Stock
        NUMBER OF           --------------------------------------
          SHARES            8   SHARED VOTING POWER
       BENEFICIALLY             0
         OWNED BY           --------------------------------------
           EACH             9   SOLE DISPOSITIVE POWER
        REPORTING               855,335 Shares of Common Stock
          PERSON            --------------------------------------
           WITH             10  SHARED DISPOSITIVE POWER
                                0
------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    855,335 Shares of Common Stock
------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                          [ ]
------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    9.1%
------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON                   CO
------------------------------------------------------------------------

     This original Schedule 13D statement (the "Schedule") is filed on behalf of Tarmac Management Ltd. ("Tarmac") and its sole shareholder, Joan E. Purdy ("Purdy") as the reporting persons hereunder, relative to the acquisition by Tarmac of certain shares of common stock issued by Whistler, Inc. Neither Tarmac nor Purdy have made any previous filings on Schedule 13D relating to this acquisition or issuer.

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.001 par value, of Whistler, Inc. ("Whistler"). Whistler maintains its principal executive offices at 12740 Vigilante Road, Lakeside, California 92040.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule is being filed by Tarmac Management Ltd., a corporation organized under the laws of British Columbia, Canada, and its sole shareholder, Joan E. Purdy. The principal business and principal offices of Tarmac and Purdy are 1255 W. Pender St., Vancouver, British Columbia, Canada V6E 2M4.

     Pursuant to General Instruction C of Schedule 13D, the executive officers and directors of Tarmac and the person controlling Tarmac (collectively, the "Instruction C Persons") and the information specified in items (a) through (f) of Item 2 with respect to each Instruction C Person, are as follows:

--------------------------------------------------------------------------------
     Name                  Position with                 Business Address
                              Tarmac
--------------------------------------------------------------------------------
Joan E. Purdy          Director/President and            1255 W. Pender St.
                       Sole Shareholder                  Vancouver, B.C.
                                                         Canada
                                                         V6E 2M4
--------------------------------------------------------------------------------

     Joan Purdy is the sole shareholder and controlling person of Tarmac. Purdy has the sole right to control the disposition of and vote the Whistler securities acquired.

     During the last five (5) years, no Instruction C Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Pursuant to the execution of a Settlement Agreement between Whistler and Tarmac dated May 6, 2002 (the "Settlement Agreement"), 855,335 shares of restricted common stock of Whistler were issued to Tarmac. The onsideration exchanged for the securities of Whistler was the release and satisfaction by Tarmac of a debt owed by Whistler in the principal amount of $213,833.68. A copy of the Settlement Agreement between Whistler and Tarmac is filed herewith as Exhibit A.

ITEM 4. PURPOSE OF TRANSACTION

     The transaction described herein was undertaken for the purpose of satisfying the debt owed by Whistler to Tarmac as follows:

     (i) Whistler had incurred debt inclusive of accrued interest in the aggregate amount of $213,833.68 with Tarmac for either past financial, administrative and managerial services performed by Tarmac and/or prior advances made by Tarmac to Whistler.

     (ii) Whistler entered into the settlement agreement with Tarmac dated May 6, 2002 (the "Settlement Agreement") whereby Tarmac agreed to settle the debt owed to it by Whistler and accept the issuance of restricted common shares of Whistler at the rate of $0.25 per share as settlement for all interest and principle due and outstanding to Tarmac as of the date of the Settlement Agreement.

     (iii) Whistler desired to enter into the Settlement Agreement to clear its financial books of this and other liabilities in order that Whistler could proceed with other financings, and is not in a financial position to be able to pay cash to Tarmac for satisfaction of such debt.

     Pursuant to the instructions for items (a) through (j) of Item 4, Tarmac has plans as follows:

     (a) As set forth in Item 3 of this Schedule, Tarmac has acquired 855,335 shares of restricted common stock of Whistler. As set forth in Item 2 of this Schedule, Joan Purdy is the sole director and shareholder of Tarmac. Tarmac and Purdy may consider the acquisition of additional securities of Whistler, the issuer, but have no present plans or proposals to do so.

     (b) Tarmac and Purdy have no present plans or proposals to cause a merger or effect a liquidation or reorganization of Whistler or to enter into extraordinary corporate transactions.

     (c) Tarmac and Purdy have no present plans or proposals to cause a sale or transfer of a material amount of assets of Whistler.

     (d) Tarmac and Purdy plan to exercise the voting rights associated with ownership of shares of common stock of Whistler.

     (e) Tarmac and Purdy have no present plans or proposals to cause a material change in the capitalization of Whistler.

     (f) Tarmac and Purdy have no present plans or proposals to make any other material change to the business or corporate structure of Whistler.

     (g) Tarmac and Purdy have no present plans or proposals to change Whistler's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of Whistler by any person.

     (h) Tarmac and Purdy have no present plans or proposals to cause Whistler's common stock from not being quoted on the OTC Bulletin Board.

     (i) Tarmac and Purdy have no present plans or proposal relating to a class of securities of Whistler becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) Neither Tarmac nor Purdy have any present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the close of business on May 6, 2002, Tarmac beneficially owned 855,335 shares (or approximately 9.1% of the outstanding shares) of Whistler's common stock as follows:

          Holder                              Number of Shares
          ------                              ----------------

          Tarmac Management Ltd.                  855,335

          Total                                   855,335

     (b) Tarmac does not own any other common or preferred shares of Whistler. Purdy owns 71,273 shares of common stock of Whistler acquired pursuant to a settlement agreement dated May 6, 2002. Tarmac has sole power to vote or to direct the voting of the 855,335 common shares of Whistler held by Tarmac.

     (c) As of May 6, 2002, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving Whistler equity securities had been engaged in by Tarmac or Purdy, with the exception of that disclosed in (b) above, by the directors, officers, controlling persons, affiliates or subsidiaries, or by any associates of said parties, nor do any of said parties have any right to acquire such securities.

     (d) To the best knowledge and belief of the undersigned, no person other than Tarmac and Purdy have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No contracts, arrangements, understandings or relationships among the persons named in Item 2 exist with respect to securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     (a) Settlement Agreement dated May 6, 2002 between Whistler, Inc. and Tarmac Management Ltd.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Tarmac Management Ltd.

Date: May 7, 2002                            By:
                                             ----------------------------
                                                President


Date: May 7, 2002                            /s/ Joan E. Purdy
                                             ----------------------------
                                             Joan E. Purdy